

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Kaylene M. Lahn
Senior Vice President
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, WA 98501

   Re: Heritage Financial Corporation
     Form 10-K for Year Ended December 31, 2012
     Filed March 6, 2013
     File No. 000-29480

Dear Ms. Lahn:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Michael Clampitt

       Michael Clampitt
       Senior Counsel

cc: Via E-mail
   John F. Breyer, Jr., Esq.